Contact

www.linkedin.com/in/jay-mena (LinkedIn)

Top Skills

Management
Business Process Improvement
Sales Operations

Jay Mena

Digital Accessibility | Systems & Process Specialist | Team Development | Customer Success

Providence, Rhode Island, United States

Summary

I provide Agency Management Support for agency owners that need to transition out of doing absolutely everything at their agency. We pride ourselves on taming chaos and making things uncomplicated.

We want to help you operate as the CEO you intended to be when you started your agency, where the “E” stands for “Executive,” not “Everything.” We help our clients achieve this by delivering three essential solutions: Systems & Process Architecture, Team Management, Project Management. www.mintvirtual.com

Experience

CurbCutOS, Inc. (formerly Nebula Media Group)
Chief Experience Officer
January 2023 - Present (5 months)
United States

Nebula Media Group
Chief Experience Officer
September 2021 - December 2022 (1 year 4 months)
United States

Mint Virtual
Chief Executive Officer
January 2020 - August 2021 (1 year 8 months)
United States